Exhibit 99.1

Mobilicom Reports 2025 Year-End Financial Results

A Mobilicom Tier-1 defense customer won a U.S. Department of War (DoW) Program of Record,
indicating a potential production scale orders for the next 5 years

Cash and cash equivalents surge 120% to $19.1 million following $12.6 million in 2025 warrants exercise and equity raises

With revenues up year-over-year at $3.4 million, monthly operating cash burn was cut by 41% to ~$159K — lowest in
Company history — with zero-debt on balance sheet

Launch of industry-first Secured Autonomy™ cybersecurity framework, multiple new design wins across Europe, Middle East and South Asia, and expanded U.S. Tier-1 drone production-scale orders drive multi-market momentum

Webcast scheduled for 4:30 pm EST today

PALO ALTO, Calif., March 23, 2026 (GLOBE NEWSWIRE) --  Mobilicom Limited (Nasdaq: MOB, MOBBW) (“Mobilicom” or the “Company”), a provider of cybersecurity and robust solutions for drones and robotics, today announced reported financial results for the year ended December 31, 2025.

“2025 marked another year of strong growth and strategic progress for Mobilicom,” said Mobilicom Founder and CEO Oren Elkayam. “We expanded relationships with Tier-1 customers, secured multiple design wins across global defense and robotics markets, and introduced our Secured Autonomy™ framework—an industry-first cybersecurity solution designed to protect mission-critical autonomous systems. Together with Aitech, we also delivered the first AI-powered Secured Autonomy computing systems, further strengthening our position in secure autonomous platforms and positioning Mobilicom to potentially capture greater recurring software revenue as the autonomy market continues to accelerate. With our differentiated technology, expanding customer base, and growing product pipeline, we believe we are well positioned to drive continued growth and long-term shareholder value.”

Operational Highlights and Recent Business Developments

During 2025, Mobilicom continued to expand its global presence and deepen engagement with leading defense, drone, and robotics manufacturers through new design wins, follow-on production orders, and technology partnerships.

One of Mobilicom’s Tier-1 Customers Wins U.S. DoW Program of Record—Purchase Orders for Mobilicom’s Systems Expected to Accelerate

●	The Tier-1 customer’s contract win is part of a $249 million program which has commenced production and deployments

●	Mobilicom is the customer’s datalinks provider and its SkyHopper PRO and ICE Cybersecurity Suite are essential components of the Tier-1 customer’s small-sized loitering drones which went through years of rigorous testing leading to the Program of Record award

●	DoW Programs of Record are funded acquisition programs for systems that have been formally approved and recorded in the Future Years Defense Program (FYDP); These programs have a budget, and therefore provide funding certainty, typically with a 5-year term.

●	Mobilicom expects a rise in system orders over the next five years as the customer boosts production for this Program of Record. We expect the program budget to increase significantly, since it was set four years ago, before the surge in demand for loitering munitions caused by conflicts in Ukraine and the Middle East.

●	Mobilicom believes that securing an initial Program of Record establishes a critical incumbency advantage, positioning our Tier-1 customer to capture future large-scale orders from the DoW and allied nations. We anticipate that this initial success will serve as a catalyst for additional Program of Record wins, driving sustained, long-term demand for Mobilicom’s embedded systems.

Growing Tier-1 Customer Confidence Drives Follow-On Production Orders and Expanded Deployments

●	A Tier-1 U.S. drone manufacturer, one of the largest manufacturers of small-sized drones, continued to place production orders in 2025, scaling from few hundreds of thousands to $1.55 million as released in September 2025— reflecting deepening integration of Mobilicom's SkyHopper PRO cybersecure datalinks into its scaling production programs and continued momentum with leading U.S. defense and commercial customers

●	Received a follow-on production order from an Asia-based Tier-1 robotics manufacturer, reflecting ongoing integration of Mobilicom’s cybersecure solutions into commercial robotics platforms at scale

●	Mobilicom’s Ground Control Stations were selected by one of Israel’s largest defense contractors for integration into remote-controlled weapon system platforms — demonstrating the growing applicability of Mobilicom’s solutions beyond UAS into broader autonomous and remote weapons systems

New International Design Wins Across Europe, Middle East and South Asia Extend Mobilicom’s Global Footprint

●	Secured a design win and initial order with an Israel-based drone manufacturer to integrate Mobilicom’s cybersecure systems into a new ISR drone platform designated for deployment in India — marking Mobilicom’s entry into the South Asian defense market

●	Secured a design win and initial order from a United Arab Emirates-based defense manufacturer — new customer engagement in the UAE — expanding the Company’s presence in the rapidly growing Middle Eastern defense market

●	Expanded presence in the European Union with a new customer design win for Mobilicom’s cybersecure systems to be deployed in critical infrastructure protection and perimeter security applications, reflecting growing European demand for autonomous security platforms

Industry-First Secured Autonomy™ Framework and AI-Powered Computing Partnerships Establish Mobilicom as the Standard for Autonomous System Cybersecurity

●	Launched Secured Autonomy™, the industry’s first comprehensive cybersecurity framework designed specifically to protect autonomous drones and robotics platforms from cyber threats

●	Launched the industry-first Secured Autonomy™ compute system in partnership with Aitech Systems, a prominent player in rugged embedded computing and prime contractor to leading U.S. defense companies, combining Mobilicom’s cybersecurity and autonomy software with NVIDIA-based AI computing platforms — delivering an innovative, field-deployable AI-powered secured autonomy solution for defense and commercial UAS

●	Expanded the SkyHopper product family with the launch of SkyHopper MultiBand — the Company’s latest SDR datalink delivering wider spectrum coverage, extended operational range, and enhanced resilience against electronic warfare threats, further strengthening Mobilicom’s end-to-end solutions for mission-critical autonomous platforms

Corporate Developments

●	Completed the transition from American Depositary Shares (ADSs) to a direct listing of Mobilicom’s ordinary shares on the Nasdaq Capital Market, simplifying the Company’s capital structure, broadening accessibility for U.S. investors, and strengthening the foundation for long-term Nasdaq-based growth

Financial Highlights for the Quarter and Year Ended December 31, 2025

●	Fourth quarter 2025 revenues were $926,000, reflecting continued growth in the Company’s revenue run-rate

●	Revenues grew to $3.4 million for the twelve months ended December 31, 2025, an increase of 7% compared to the previous year driven by growing Tier-1 customer relationships and expanding global deployments across defense and commercial autonomous platforms

●	Operating cash burn narrowed 41% to $1.9 million annually — or approximately $159,000 per month — compared to $3.2 million, or $267K,000 per month, in 2024, reflecting the Company’s focus on capital-efficient growth and demonstrating a clear path to positive operating cash flow

●	Gross margin of 53% on hardware reflects strong IP-based technology value while supporting higher-volume production orders

●	Record cash position of $19.1 million as of December 31, 2025 — more than double the $8.7 million held at end of 2024 — following $12.6 million in warrants exercise and equity capital raised during the year, providing a strong liquidity foundation to execute the Company’s growth strategy

●	EBITDA was approximately $(4.0) million for the twelve months ended December 31, 2025, compared to $(3.2) million in the prior year

●	Clean, debt-free balance sheet with no loans, no credit lines, and no convertible debt, providing Mobilicom with strategic and financial flexibility

Conference Call & Webcast Info:

Monday, March 23, 2026, at 4:30 pm EST

US Dial-In:	833 548 0276 (89959667760#,*226028#) US Toll Free
833 548 0282 (89959667760#,*226028#) US Toll Free

A live webcast will be available at: HERE

A recording of the webcast will be available in the “NEWS & MEDIA” section under ir.mobilicom.com website for those unable to join the live event.

A copy of Mobilicom’s annual report on Form 20-F for the year ended December 31, 2025, has been filed with the U.S. Securities and Exchange Commission at https://www.sec.gov/ and posted on Mobilicom’s investor relations website at https://ir.mobilicom.com/. Mobilicom will deliver a hard copy of its annual report, including its complete audited consolidated financial statements, free of charge, to its shareholders upon request at liad.gelfer@mobilicom.com

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

For investors, please use https://ir.mobilicom.com/

For company, please use www.mobilicom.com

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. For example, the Company is using forward-looking statements when it discusses its anticipation for additional Program of Record wins, driving sustained, long-term demand for the Company’s embedded systems. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission.

Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com

Use of Non-IFRS Financial Information

In addition to disclosing financial results calculated in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, this release also contains non-IFRS financial measures, which Mobilicom believes are the principal indicators of the operating and financial performance of its business.

Management believes the non-IFRS financial measures provided are useful to investors’ understanding and assessment of Mobilicom’s ongoing core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the company. Management uses these non-IFRS financial measures as a basis for strategic decisions, and evaluating the Company’s current performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation from, or as a substitute for, or superior to, operating loss and or net income (loss) or any other performance measures derived in accordance with IFRS or as an alternative to net cash provided by operating activities or any other measures of our cash flows or liquidity.

EBITDA is a non-IFRS financial measure that is defined as earnings before interest, taxes, depreciation, amortization, and other non-cash or one-time expenses.

Mobilicom Limited
Condensed Consolidated Statements of Profit or Loss

	$	$
	For the twelve months ended, December 31,	For the twelve months ended, December 31,
	2025	2024
Revenue	$3,363,538	$3,180,565
Cost of sales	1,575,057	1,348,711
Gross margin	1,788,481	1,831,854

Operating Expenses
Selling and marketing expenses	3,327,496	1,965,426
Research and development, net	4,668,120	1,939,691
General and administration expenses	3,884,231	1,970,849
Total operating expenses	11,879,847	5,875,966

Operating loss	(10,091,366)	(4,044,112)

Financial expenses, net	(13,708,344)	(3,805,444)

Loss before income tax	$(23,799,710)	$(7,849,556)

Tax income (expenses)	74,760	(160,802)

Net loss	$(23,724,950)	$(8,010,358)

Net loss per share - basic and diluted	(2.68)	(1.32)

Weighted average shares outstanding - basic and diluted	8,850,959	6,076,046

Mobilicom Limited

Reconciliation table of EBITDA to Loss after income tax expenses

	$	$
	For the twelve months ended, December 31,	For the twelve months ended, December 31,
	2025	2024
Net loss	$(23,724,950)	$(8,010,358)
Financial expenses, net	13,708,344	3,805,444
Depreciation and amortization	248,980	245,859
Share-based compensation	5,860,976	610,395
Income tax expense	(74,760)	160,802
EBITDA	$(3,981,410)	$(3,187,858)

Mobilicom Limited

Condensed Consolidated Statements of Financial Position

	$	$
	December 31,	December 31,
	2025	2024
Assets

Current assets
Cash and cash equivalents	$19,003,784	$8,589,282
Restricted cash	108,549	97,108
Trade and other receivables, net	348,050	949,225
Inventories	740,045	892,882
Total current assets	20,200,428	10,528,497

Non-current assets
Property, plant and equipment, net	99,581	81,420
Right-of-use assets	435,497	232,868
Total non-current assets	535,078	314,288

Total assets	$20,735,506	$10,842,785
Liabilities

Current liabilities
Trade and other payables	$2,159,596	$1,233,654
Lease liabilities	212,851	211,265
Total current liabilities	2,372,447	1,444,919

Non-current liabilities
Lease liabilities	224,297	16,028
Employee benefits	234,133	200,604
Governmental liabilities on grants received	1,424	12,468
Financial liability	9,079,707	5,140,921
Total non-current liabilities	9,539,561	5,370,021

Total liabilities	11,912,008	6,814,940

Net assets	$8,823,498	$4,027,845

Equity

Issued capital	60,145,100	34,837,206
Reserves	2,794,750	(417,959)
Accumulated losses	(54,116,352)	(30,391,402)

Total equity	$8,823,498	$4,027,845